Exhibit 99.3

Genius Group to Hold Extraordinary General Meeting on February 16

SINGAPORE, January 25, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, will hold an extraordinary general meeting of shareholders (the “EGM”) on February 16, 2023, at 8:00 a.m. ET (9:00 p.m. Singapore Time).

The proposals to be submitted for shareholders' approval at the EGM are to consider and vote on the resolutions for a share repurchase mandate and a share consolidation. Details related to each of the two proposals are available on a Form 6-K filed with the U.S. Securities and Exchange Commission on January 25, 2023.

Participation

The EGM will be held as a digital meeting only, with no in-person attendance for shareholders. Shareholders will be able to watch or listen to these proceedings through a live video feed on Zoom via their mobile phones, tablets or computers (“Live Webcast”). To participate, shareholders will have to follow these steps:

1.	Shareholders (whether Beneficial Shareholders or Shareholders of Record) who wish to watch or listen to the EGM must pre-register their participation using the following URL https://us06web.zoom.us/webinar/register/WN_7XutqFjCQvKSYpxupxdyBA no later than 11:59 p.m. (Singapore time) on 12 February 2023 (“Registration Cut-off”).
2.	Upon successful registration, Shareholder or its corporate representative will receive an email containing a link and a toll-free telephone number to access the Live Webcast, together with the relevant log in details and instructions, as well as instructions on how to watch or listen to the Live Webcast.
3.	Shareholders who have pre-registered in accordance with the steps above but do not receive an email with a Zoom meeting invitation link by 11:59 p.m., February 12, 2023 (Singapore time) should contact the Company or Transfer agent for assistance via email to investors@geniusgroup.net or vote@vstocktransfer.com.
4.	Shareholders (or corporate representatives) must not forward the abovementioned link to other persons who are not Shareholders and who are not entitled to participate in the EGM.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contact:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com